SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/29/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
833,429

8. SHARED VOTING POWER
869,748

9. SOLE DISPOSITIVE POWER
833,429
_______________________________________________________

10. SHARED DISPOSITIVE POWER

869,748

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,703,177  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.50%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of SWISS HELVETIA FUND ("SWZ" or the "Issuer").

The principal executive offices of SWZ are located at

1270 AVENUE OF THE AMERICAS
SUITE 400
NEW YORK NY 10111-0001



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) On October 17, 2007, the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Messrs. Goldstein, Dakos and Samuels and certain related parties (collectively, the "Respondents") $25,000 for operating a non-password protected website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information.On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The Fund's shares have long traded at a large discount to their net asset value. The filing persons have previously advised management to promptly address the discount problem. Since no measures to enhance shareholder value have been announced, they intend to propose that shareholders be afforded an opportunity to realize NAV for their shares by, among other things, conducting a large self-tender offer at or close to NAV, or converting the Fund to an ETF which will trade in a narrow range around NAV. The filing persons may also seek to elect directors and/or to terminate the Fund's advisory agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on March 18, 2013, there were 30,969,245 shares outstanding as of December 31, 2012. The percentage set forth herein was derived using such number. Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos and Steven Samuels are deemed to be the beneficial owner of 1,703,177 shares of SWZ (or 5.50% of the outstanding shares) solely by virtue of Bulldog Investors,LLC's power to direct the vote of, and dispose of, these shares.Those 1,703,177 shares of SWZ are also beneficially owned by clients of Bulldog Investors, LLC. The Reporting Persons disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(b) Bulldog Investors, LLC has sole power to dispose of and vote 833,429 shares. Bulldog Investors, LLC has shared power to dispose of and vote 869,748 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) During the past 60 days the following shares of SWZ were purchased:

Date:		        Shares:		Price:
06/10/13		33,600		12.6712
06/11/13		4,230		12.5300
06/12/13		31,900		12.6138
06/17/13		1,041		12.7100
06/19/13		19,808		12.6869
06/20/13		34,852		12.4104
06/25/13		20,800		11.9664
06/26/13		18,498		12.1283
07/02/13		62,785		12.2786
07/03/13		28,653		12.3006
07/05/13		25,000		12.2264
07/08/13		13,210		12.3618
07/09/13		7,761		12.3855
07/10/13		33,242		12.3686
07/11/13		50,000		12.6226
07/12/13		3,800		12.6155
07/15/13		11,943		12.7598
07/15/13		12,014		12.7400
07/16/13		5,404		12.6888
07/19/13		36,947		12.7552
07/22/13		4,267		12.7902
07/23/13		18,362		12.7887
07/24/13		24,650		12.7888
07/25/13		34,800		12.7140
07/26/13		15,640		12.6497
07/29/13		37,000		12.6967
07/30/13		6,193		12.7142
07/31/13		38,538		12.7753
08/02/13		14,120		12.9786
08/06/13		19,111		13.1388
08/07/13		25,000		13.0870
08/07/13		21,781		13.1073





d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/8/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 8TH day of August, 2013, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of SWISS HELVETIA FUND (SWZ), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of SWZ;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member